Acadia Realty Trust
1311 Mamaroneck Avenue, Suite 260
White Plains, NY 10605

December 17, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acadia Realty Trust
Form 10-K for the year ended December 31, 2006
File No. 001-12002

Ladies and Gentlemen,

In connection with responding to a comment from the Staff of the Division of Corporate Finance regarding the above-referenced filing, Acadia Realty Trust hereby acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to my attention at (914) 288-8138.

Sincerely,

/s/ Michael Nelsen

Michael Nelsen
Senior Vice President and
Chief Financial Officer